

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 21, 2010

Via U.S. Mail

Martin Stremplat
BMW Auto Leasing LLC
Financial Services Vehicle Trust
300 Chestnut Ridge Road
Woodcliff Lake, NJ 07677

   Re: BMW Auto Leasing LLC
      Financial Services Vehicle Trust
      Registration Statement on Form S-3
      Filed April 26, 2010
      File No. 333-166296

Dear Mr. Stremplat:

   We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable.

   Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

   The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K. Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K. Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement. Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB. To the extent your disclosure, such as under The Certificates section in the prospectus supplement, states that you will file any documents "following the issuance of the securities," please revise your disclosure accordingly.

3. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

5. In this regard, we note several instances in the base prospectus where you contemplate "other" types of structural features. Below are some examples, but not all instances:

   - "items representing credit enhancement to be specified in the applicable prospectus supplement" on the cover page;
   - "other assets to be specified in the applicable prospectus supplement" on the cover page;

- "proceeds of any derivative arrangements or similar agreement," "any other enhancement," and "the rights of the depositor and the issuing entity in the agreements specified in the applicable prospectus supplement" in The Issuing Entity's Property section of the Summary of Terms;
- "additional information concerning the assets of the Issuing Entity and any applicable credit or cash flow enhancement will be set forth in a prospectus supplement to this prospectus" in the Formation of the Issuing Entities section; and
- "derivative agreements that can take the form of an interest rate floor agreement" in the Credit and Cash Flow Enhancement section.

Please revise throughout the base prospectus to remove these types of references, and list all of the assets, structural features, credit enhancement or other features that you contemplate using with this shelf registration.

6. When available, please provide us with a copy of your updated servicing agreement, marked to show changes from the prior servicing agreement, including any changes made to comply with Regulation AB.

7. We note that the front cover of the registration statement lists your Primary Standard Industrial Classification Code Number as 7515. Please advise as your registration statement appears to contemplate offerings of asset-backed securities.

8. Your table of contents references page numbers, however, page numbers do not appear on EDGAR. Please include page numbers in all future filings.

Prospectus Supplement

Cover Page

9. Please highlight the cross-reference to the risk factors section by prominent type or in some other manner. Refer to Item 501(b)(5) of Regulation S-K.

10. Refer to the second chart at the bottom of the prospectus supplement cover page. Please revise the chart to include an explanation of footnote 1 with the chart or please advise.

Summary of Terms
General

11. We note your disclosure in the base prospectus that you contemplate using a revolving period and a prefunding period, respectively. Please provide form of disclosure in brackets in your summary section to indicate that you will provide all of the information required by Item 1103(a)(5) of Regulation AB as applicable.

Credit Enhancement

12. We note your disclosure in the base prospectus that you contemplate utilizing various forms of credit enhancement that fall within Items 1114 and 1115 of Regulation AB. Please provide form of disclosure in brackets in your summary section to indicate that you will provide all of the information required by Item 1103(a)(3)(ix) of Regulation AB as applicable.

13. Please revise this section to include a brief summary of how losses not covered by credit enhancement will be allocated to the securities. Refer to Item 1103(a)(3)(ix) of Regulation AB.

The Sponsor, Administrator and Servicer
Securitization Experience

14. Please revise the last sentence of the first paragraph of this section to disclose whether any prior securitizations organized by the sponsor have defaulted or experienced an early amortization triggering event. Refer to Item 1104(c) of Regulation AB.

15. Please revise this section to include a discussion of the sponsor's experience in and overall procedures for originating or acquiring and securitizing assets of the type included in the current transaction. Refer to Item 1104(c) of Regulation AB.

16. Additionally, please provide information regarding the size, composition and growth of the sponsor's portfolio of assets of the type to be securitized and the servicer's portfolio of serviced assets of the type included in the current transaction. Refer to Items 1104(c) and 1108(b)(2) of Regulation AB.

The Specified Leases
Characteristics; Composition of the Portfolio of the Specified Leases

17. Please provide a definition for the term ALG that is used in this table.

BMW FS' Financing Program

18. Please revise to disclose the credit score cutoff you use when deciding not to originate or purchase a lease or please advise.

Description of the Transaction Documents
Extensions and Pull-Ahead Program

19. It appears that you contemplate including loans that have been modified in the asset pool. If so, revise to provide bracketed form disclosure indicating that you will describe the nature of the modification(s) and provide data regarding the number of modified loans in both the Summary of Terms section and the Composition of the Portfolio of the Specified Leases section of the prospectus supplement.

Material Income Tax Consequences

20. Revise to reflect that the discussion represents counsel's opinion, rather than just a "general discussion."

Appendix A
Static Pool Information

21. We suggest explicitly incorporating the Appendix and Annex into the text to remove any misunderstanding that they are not part of the prospectus or supplement.

22. Please provide your delinquency experience information in 30 day increments. In this regard, we note that the 61-89 Days Delinquent experience bucket in this section contains only 29 days. Please revise accordingly. Refer to Item 1100(b) of Regulation AB.

23. It does not appear that your static pool information includes any prepayment information. Please revise your static pool information to include prepayment information or please advise. Refer to Item 1105(a)(1) of Regulation AB.

Base Prospectus

Cover Page

24. We note your disclosure that a particular trust may issue multiple series of securities. It appears that you may be contemplating a series trust structure that would not be consistent with the definition of "asset-backed security." Please advise or revise.

Important Notice about Information Presented in this Prospectus and the Accompanying Prospectus Supplement

25. Please revise the second paragraph of this section to remove any inference that the Risk Factors section is an introductory section that describes the trust and the

securities in abbreviated form and that the Risk Factors section does not discuss all material risks.

BMW FS' Lease Financing Program
Underwriting

26. Please advise whether the asset pool with include any leases that would be exceptions to the underwriting criteria. If so, revise to provide bracketed form disclosure indicating that you will describe the nature of the exception(s) and provide data regarding the number of exception loans in both the Summary of Terms section and the Composition of the Portfolio of the Specified Leases section of the prospectus supplement.

Servicing

27. We note your disclosure that a lease contract is generally charged-off "on the earlier of … (b) the month in which the lease contract reaches its 150th day of delinquency." Please revise the Delinquency Experience table in the prospectus supplement to provide the information in 30 or 31 day increments through charge-off. Refer to Item 1100(b) of Regulation AB.

Use of Proceeds

28. We note your disclosure in the last sentence of this section. Please confirm that, to the extent expenses are incurred in connection with the selection and acquisition of the pool assets are to be payable from offering proceeds, you will provide the disclosure required by Item 1107(j) of Regulation AB.

The Notes
Principal and Interest on the Notes

29. We note the last sentence of the first paragraph of this section. Please revise to clarify whether a security would be redeemable at the discretion of the issuer or the holder of the security.

Additional Information Regarding the Securities
Revolving Period

30. We note that you contemplate using a revolving period. Please revise the prospectus supplement, as applicable, to provide bracketed form disclosure for each item requirement under Item 1111(g) of Regulation AB.

Prefunding Period

31. We note that you contemplate using a pre-funding period. Please revise the prospectus supplement, as applicable, to provide bracketed form disclosure for each item requirement under Item 1111(g) of Regulation AB.

Derivatives

32. We note that the base prospectus contemplates interest rate cap or floor agreements or interest rate or currency swap agreements. Please provide form of disclosure in brackets in the prospectus supplement to indicate that you will provide all of the information required by Item 1115 of Regulation AB as applicable.

Description of the Transaction Documents

33. We note your disclosure in the penultimate sentence of the first paragraph. Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise your disclosure accordingly.

Credit and Cash Flow Enhancement

34. We note that the base prospectus contemplates various forms of credit enhancement. Please provide form of disclosure in brackets in the prospectus supplement to indicate that you will provide all of the information required by Item 1114 of Regulation AB as applicable.

35. Please revise the yield supplement account paragraph to discuss the credit or cash flow enhancement that is provided by this account.

Back Cover

36. Please include the Dealer Prospectus Delivery Obligation on the outside back cover of the prospectus. Refer to Item 502(b) of Regulation S-K.

Signatures

37. Please revise the signature page to state that the registrant reasonably believes that the security rating requirement for Form S-3 eligibility will be met by the time of sale. Refer to Instruction 3 under Signatures in Form S-3.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact John Dana Brown at (202) 551-3859. If you need further assistance, you may contact me at (202) 551-3574.

Sincerely,

Julie F. Rizzo
Attorney-Adviser

cc: Reed D. Auerbach, Esq.
        Bingham McCutchen LLP
        Fax: (212) 752-5378